SUB-ITEM 77D:  Policies with respect to security investments

The Hartford International Value Fund

The investment strategy was modified to indicate that “The Fund may invest up to 25% of its net assets in issuers that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets.”